Phi Long Bui • You
Co-Founder @ Swayze | Martech European CEO of the Year | En...
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I never thought I'd ever post something like this. This still feels unreal to write, but today is the first time the public can actually own a piece of Swayze.

Swayze, the app that lets people get free food and perks for posting a story, is officially opening to the community.

Two years ago this was just something my friends and I joked about. What if anyone with 250 followers could be an influencer.

What if regular people got the perks, not celebrities.

We built it. It launched. It grew faster than we ever expected.
We hit Top 3 in the App Store. Thousands of people now use Swayze to explore places. Businesses tell us every week that our users helped them more than paid ads.

From the beginning, our mission was simple.

Democratize influencer marketing. Let anyone take part, not just the top one percent. And now we want to take that same idea and apply it to our own company.

We want the community to own Swayze with us.

Starting today, you can reserve an investment from 100 dollars through Wefunder.

If you've ever used Swayze, discovered a new spot through us, or supported me at any point, I'd love for you to watch it.

Here is the link to reserve your spot: wefunder.com/swayze

Swayze was built for the people who use it. Now you can own a piece of it too.

If you have any questions about Swayze or how the Wefunder process works, comment below or DM me. Required
disclaimer: https://lnkd.in/g7SvRQN



WAY
REWARDED FOR IT

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